



301 E. Fourth St., Cincinnati, OH 45202

Your Great American Insurance Policy®

GREAT AMERICAN® INSURANCE GROUP | Fidelity / Crime

800-545-4269
GAIG.com

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

IMPORTANT INFORMATION TO POLICYHOLDERS
CALIFORNIA

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

In the event you need to contact someone about this Policy for any reason please contact your agent. If you have additional questions, you may contact the insurance company issuing this Policy at the following address and telephone number:

> Great American Insurance Group
> Administrative Offices
> 301 East 4th Street
> Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

If you have a problem with your insurance company, its agent or representative that has not been resolved to your satisfaction, please call or write to the Department of Insurance.

> California Department of Insurance
> Consumer Services Division
> 300 South Spring Street, South Tower
> Los Angeles, California 90013
>
> 1-800-927-4357
> 213-897-8921 (if calling from within the Los Angeles area)
> 1-800-482-4833 (TDD Number)

Written correspondence is preferable so that a record of your inquiry can be maintained. When contacting your agent, company or the Bureau of Insurance, have your Policy Number available.

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. FS 5177601 19 00

Item 1. Name of Insured (herein called Insured): Allspring Funds Trust

Principal Address: 525 Market Street, 12th Floor
San Francisco, CA 94105

Item 2. Bond Period: from 12:01 a.m. on 09/01/2022 to 09/01/2023 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement **(A)-Fidelity**	$ 20,000,000	$ 0
Insuring Agreement **(B)-On Premises**	$ 20,000,000	$ 50,000
Insuring Agreement **(C)-In Transit**	$ 20,000,000	$ 50,000
Insuring Agreement **(D)-Forgery or Alteration**	$ 20,000,000	$ 50,000
Insuring Agreement **(E)-Securities**	$ 20,000,000	$ 50,000
Insuring Agreement **(F)-Counterfeit Currency**	$ 20,000,000	$ 50,000
Insuring Agreement **(G)-Stop Payment**	$ 100,000	$ 5,000
Insuring Agreement **(H)-Uncollectible Items of Deposit**	$ 100,000	$ 5,000
Insuring Agreement **(I)-Audit Expense**	$ 100,000	$ 5,000
Insuring Agreement **(J)-Telefacsimile Transmissions**	$ 20,000,000	$ 50,000
Insuring Agreement **(K)-Unauthorized Signatures**	$ 100,000	$ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement **(L)-Computer Systems**	$ 20,000,000	$ 50,000
Insuring Agreement **(M)-Automated Phone Systems**	$ 20,000,000	$ 50,000
Insuring Agreement **(N)-Fraudulent Transfer Instructions**	$ 20,000,000	$ 50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement **A**. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 5177601 18

such termination or cancellation to be effective as of the time this Bond becomes effective.

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B) Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

IN TRANSIT

(C) Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

FORGERY OR ALTERATION

(D) Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

SECURITIES

(E) Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

   (a) counterfeited, or

   (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

   (c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F) Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G) Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H) Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or

loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

AUDIT EXPENSE

(I) Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J) Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said

date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B) No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

(C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selec-

tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER EMPLOYEE

(D) Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a) Employee means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

(a) an investment advisor,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger pro-

vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

   (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the

Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3

of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510	11-16		Investment Company Bond Dec Page	
FI7511	08-15		Investment Company Bond Insuring Agreements	
FI7344	08-15		General Rider - EXTENDED COMPUTER SYSTEMS	1
FI7344	08-15		General Rider - NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER	2
FI7344	08-15		General Rider - REVISED ITEM 1. OF THE DECLARATIONS	3
FI7344	08-15		General Rider - AMENDED SECTION 13. TERMINATION	4
FI7337	08-15		California Premium Rider/Endorsement	5
FI7343	08-15		Joint Insured List	6
FI7506	08-15		Insuring Agreement (L) Computer Systems	7
FI7507	08-15		Insuring Agreement (M) Automated Phone Systems	8
FI7516	11-16		Fraudulent Transfer Instructions	9
FI7340	08-15		Economic And Trade Sanctions Clause	
FI7341	04-17		In-Witness Clause	
* If not at inception				

RIDER NO. 1

EXTENDED COMPUTER SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 19 00

In favor of Allspring Funds Trust

1. The attached Bond is hereby amended by adding to it an additional Insuring Agreement as follows:

EXTENDED COMPUTER SYSTEMS

1. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

  (a) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this Rider,

  (b) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic instructions,

  (c) the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this Rider, or

  (d) the damage or destruction of Electronic Data electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the Computer Systems Fraud Insuring Agreement, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic instruction in the Computer System in which the computer program or instruction so written or so altered is used.

2. Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

  (a) an Electronic Communication System,

  (b) an Automated clearing house or custodian, or

  (c) a Telex, TWX, or similar means of communication,

directly into the Insured's Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal,

3. Electronic Transmission

Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(a) an Electronic Communication System,

(b) an automated clearing house or custodian, or

(c) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable,

2. In addition to the **CONDITIONS AND LIMITATIONS** in this Bond, the following, applicable to the Extended Computer Systems Rider, are added:

DEFINITIONS

(a) **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

(b) **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

(c) **Electronic Data** means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

(d) **Electronic Instruction** means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

(e) **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

EXCLUSIONS

This Bond does not cover:

    (a) loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

    (b) loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

    (c) loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

    (d) loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism;

    (e) liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

    (f) loss resulting directly or indirectly from:

      (1) written instruction unless covered under this Rider; or

      (2) instruction by voice over the telephone, unless covered under this Rider.

SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this Bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Single Loss Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the

CONDITIONS AND LIMITATIONS - SECTION 6. VALUATION - PROPERTY OTHER THAN MONEY, SECURITIES OR RECORDS.

3. The Limit of Liability for the coverage provided by this Rider shall be **$20,000,000**.

4. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **$50,000**. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

5. The title and any headings in this Rider are solely for convenience and form no part of the terms and conditions of coverage.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

7. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 2

NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 19 00

In favor of Allspring Funds Trust

It is agreed that:

1. **CONDITIONS AND LIMITATIONS - SECTION 4**. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS, First
   paragraph, Sentence 2 is hereby deleted and replaced with the following:

At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Risk Management
Department, General Counsel or Human Resource Department of the Insured shall give the Underwriter written notice
thereof, and shall also within six months after such discovery, furnish to the Underwriter affirmative proof of loss with full
particulars.

2. **CONDITIONS AND LIMITATIONS - SECTION 4**. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS is amended
   by deleting the phrase "Discovery occurs when the Insured" in Paragraph 2, Line 1 and replacing it
   with the following:

Discovery occurs when the Risk Management Department, General Counsel or Human Resource Department of the
Insured

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions,
   agreements or limitations of the above mentioned Bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 3

REVISED ITEM 1. OF THE DECLARATIONS

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 19 00

In favor of Allspring Funds Trust

It is agreed that:

1. Item 1. Name of Insured on the Declarations Page shall include any existing Investment Company or portfolios which are not listed under the Joint Insured Rider of the attached Bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter, following the end of the Bond Period, a list of all newly created portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any newly created Investment Company or portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the Bond by a Rider of this Bond.

2. It is further agreed that the following definition is added **to CONDITIONS AND LIMITATIONS - SECTION 1. DEFINITIONS:**

(g) Newly created Investment Company or portfolio shall mean any Investment Company or portfolio for which Registration with the SEC has been declared.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 4

AMENDED SECTION 13. TERMINATION

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 19 00

In favor of Allspring Funds Trust

It is agreed that:

1. Section 13. TERMINATION of the attached Bond is hereby amended to provide continued coverage for any closed or dissolved Registered Management Investment Companies or Mutual Funds named as an Insured during the Bond Period. Coverage will be provided for a maximum of 365 days from the date the Registered Management Investment Company or Mutual Fund named as an insured is closed or dissolved, as long as, coverage is renewed with the Great American Insurance Company (as herein referred to as Underwriter).

2. If for any reason the attached Bond is cancelled as an entirety or non-renewed with the Great American Insurance Company (as herein referred to as Underwriter) the granting of 365 days of coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as an Insured will be immediately terminated.

3. The first named Insured as noted in Item1. of the Declarations is required to provide an updated listing of all required named Insured(s) and their active status upon the expiration of each Bond Period.

4. This Rider will not apply to any named Insured that is not a Registered Management Investment Company or Mutual Fund.

5. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

6. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER/ENDORSEMENT NO. 5

CALIFORNIA PREMIUM RIDER/ENDORSEMENT

To be attached to and form part of **INVESTMENT COMPANY BOND**

Bond/Policy No.   FS 5177601 19 00

In favor of   Allspring Funds Trust

It is agreed that:

1.   In compliance with the ruling of the Commission of Insurance of the State of California and the opinion of the Attorney General of that State requiring that the premium for all Bonds or Policies be endorsed thereon, the basic premium charged for the attached bond/policy for the Bond/Policy Period:

    From: 09/01/2022

    To: 09/01/2023

    Is: Fifty Nine Thousand Nine Hundred Eighty Four and 00/100 Dollars ($59,984.00)

2.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond/policy other than as stated herein.

3.   This Rider/Endorsement shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 6

JOINT INSURED LIST

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.   FS 5177601 19 00

In favor of   Allspring Funds Trust

It is agreed that:

1.   At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

ALLSPRING FUNDS TRUST
Allspring 100% Treasury Money Market Fund
Allspring Absolute Return Fund
Allspring Adjustable Rate Government Fund
Allspring Alternative Risk Premia Fund
Allspring Asset Allocation Fund
Allspring C&B Large Cap Value Fund
Allspring C&B Mid Cap Value Fund
Allspring California Limited Term Tax-Free Fund
Allspring California Tax-Free Fund
Allspring Classic Value Fund
Allspring Common Stock Fund
Allspring Conservative Income Fund
Allspring Core Bond Fund
Allspring Core Plus Bond Fund
Allspring Disciplined Small Cap Fund
Allspring Disciplined U.S. Core Fund
Allspring Discovery Fund
Allspring Diversified Capital Builder Fund
Allspring Diversified Equity Fund
Allspring Diversified Income Builder Fund
Allspring Dynamic Target 2015 Fund
Allspring Dynamic Target 2020 Fund
Allspring Dynamic Target 2025 Fund
Allspring Dynamic Target 2030 Fund
Allspring Dynamic Target 2035 Fund
Allspring Dynamic Target 2040 Fund
Allspring Dynamic Target 2045 Fund
Allspring Dynamic Target 2050 Fund
Allspring Dynamic Target 2055 Fund
Allspring Dynamic Target 2060 Fund
Allspring Dynamic Target Today Fund
Allspring Emerging Growth Fund
Allspring Emerging Markets Equity Fund
Allspring Emerging Markets Equity Income Fund
Allspring Endeavor Select Fund

Allspring Enterprise Fund
Allspring Fundamental Small Cap Growth Fund
Allspring Global Investment Grade Credit Fund
Allspring Global Small Cap Fund
Allspring Government Money Market Fund
Allspring Government Securities Fund
Allspring Growth Balanced Fund
Allspring Growth Fund
Allspring Heritage Money Market Fund
Allspring High Yield Bond Fund
Allspring High Yield Municipal Bond Fund
Allspring Income Plus Fund
Allspring Index Asset Allocation Fund
Allspring Index Fund
Allspring Intermediate Tax/AMT-Free Fund
Allspring International Bond Fund
Allspring International Equity Fund
Allspring Large Cap Core Fund
Allspring Large Cap Growth Fund
Allspring Large Company Value Fund
Allspring Managed Account CoreBuilder Shares ¿ Series CP
Allspring Managed Account CoreBuilder Shares ¿ Series M
Allspring Managed Account CoreBuilder Shares ¿ Series SM
Allspring Minnesota Tax-Free Fund
Allspring Moderate Balanced Fund
Allspring Money Market Fund
Allspring Municipal Bond Fund
Allspring Municipal Cash Management Money Market Fund
Allspring Municipal Sustainability Fund
Allspring National Tax-Free Money Market Fund
Allspring Omega Growth Fund
Allspring Opportunity Fund
Allspring Pennsylvania Tax Free Fund
Allspring Precious Metals Fund
Allspring Premier Large Company Growth Fund
Allspring Real Return Fund
Allspring Short Duration Government Bond Fund
Allspring Short-Term Bond Plus Fund
Allspring Short-Term High Yield Bond Fund
Allspring Short-Term Municipal Bond Fund
Allspring Small Cap Fund
Allspring Small Company Growth Fund
Allspring Small Company Value Fund
Allspring Special International Small Cap Fund
Allspring Special Mid Cap Value Fund
Allspring Special Small Cap Value Fund
Allspring Specialized Technology Fund
Allspring Spectrum Aggressive Growth Fund
Allspring Spectrum Conservative Growth Fund
Allspring Spectrum Growth Fund
Allspring Spectrum Income Allocation Fund
Allspring Spectrum Moderate Growth Fund
Allspring Strategic Municipal Bond Fund
Allspring Target 2010 Fund
Allspring Target 2015 Fund

Allspring Target 2020 Fund
Allspring Target 2025 Fund
Allspring Target 2030 Fund
Allspring Target 2035 Fund
Allspring Target 2040 Fund
Allspring Target 2045 Fund
Allspring Target 2050 Fund
Allspring Target 2055 Fund
Allspring Target 2060 Fund
Allspring Target Today Fund
Allspring Treasury Plus Money Market Fund
Allspring Ultra Short-Term Income Fund
Allspring Ultra Short-Term Municipal Income Fund
Allspring Utility and Telecommunications Fund
Allspring Wisconsin Tax-Free Fund

ALLSPRING VARIABLE TRUST
Allspring VT Discovery Fund
Allspring VT Index Asset Allocation Fund
Allspring VT International Equity Fund
Allspring VT Omega Growth Fund
Allspring VT Opportunity Fund
Allspring VT Small Cap Growth Fund

ALLSPRING MASTER TRUST
Allspring Bloomberg US Aggregate ex-Corporate Portfolio
Allspring C&B Large Cap Value Portfolio
Allspring Core Bond Portfolio
Allspring Disciplined International Developed Markets Portfolio
Allspring Disciplined Large Cap Portfolio
Allspring Diversified Large Cap Growth Portfolio
Allspring Emerging Growth Portfolio
Allspring Emerging Markets Bond Portfolio
Allspring Factor Enhanced Emerging Markets Equity Portfolio
Allspring Factor Enhanced International Equity Portfolio
Allspring Factor Enhanced U.S. Large Cap Equity Portfolio
Allspring Factor Enhanced U.S. Low Volatility Equity Portfolio
Allspring Factor Enhanced U.S. Small Cap Equity Portfolio
Allspring High Yield Corporate Bond Portfolio
Allspring Index Portfolio
Allspring Investment Grade Corporate Bond Portfolio
Allspring Large Company Value Portfolio
Allspring Managed Fixed Income Portfolio
Allspring Real Return Portfolio
Allspring Small Company Growth Portfolio
Allspring Small Company Value Portfolio
Allspring Strategic Retirement Bond Portfolio
Allspring U.S. REIT Portfolio

Allspring Global Dividend Opportunity Fund

Allspring Income Opportunities Fund

Allspring Multi-Sector Income Fund

Allspring Utilities and High Income Fund

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 7

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.   FS 5177601 19 00

In favor of   Allspring Funds Trust

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

    (a) Property to be transferred paid or delivered,

    (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

    (c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

    (a) cause the Insured or its agent(s) to sustain a loss, and

    (b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

    (c) and further provided such voice instructions or advices:

        (i)   were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

        (ii) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

   (a) computers with related peripheral components, including storage components, wherever located,

   (b) systems and applications software,

   (c) terminal devices,

   (d) related communication networks or customer communication systems, and

   (e) related Electronic Funds Transfer Systems,

   by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

   (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

   (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

   (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

   (b) Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

   (c) Conditions and Limitations - Section 10. Limit of Liability

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $ 20,000,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 50,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings** is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 8

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.   FS 5177601 19 00

In favor of   Allspring Funds Trust

It is agreed that:

1.   The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1.   Definitions: The following terms as used in this Insuring Agreement shall have the following meanings:

   (a) "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

   (b) "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

   (c) "APS Election" means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

   (d) "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

   (e) "APS Designated Procedures" means all of the following procedures:

      (1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

      (2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

(a) Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

N/A

2. Exclusions: It is further understood and agreed that this extension shall not cover:

(a) Any loss covered under **Insuring Agreement (A) Fidelity**, of this bond;

(1) The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii) officially Designated, or

(iii) verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 9

INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the **INVESTMENT COMPANY BOND**

Bond No.   FS 5177601 19 00

in favor of   Allspring Funds Trust

1.   It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

   (1)   The fraudulent instruction purports, and reasonably appears, to have originated from:

      (a)   such Customer,

      (b)   an Employee acting on instructions of such Customer; or

      (c)   another financial institution acting on behalf of such Customer with authority to make such instructions; and

   (2)   The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

   (3)   The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

   (4)   The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

   (5)   For any transfer exceeding the amount set forth in item **7** of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

   (6)   The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.   As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.   It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4.   The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

   (a)   loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

   (b)   loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

      (1)   each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

      (2)   the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.   For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6.   The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7.   The amount of any single transfer for which verification via a call back will be required is : $ 50,000.

8.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9.   This rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

FI 73 40 (Ed. 08/15)

THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT   SECRETARY

Disclosure Statement



It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER
WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement



NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.

Important Notice – In Witness Clause



In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).



[*President*   ]   [*Corporate Secretary*   ]

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America
Customer Inquiry Center
1299 Zurich Way
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8am - 4pm [CT])
Email: info.source@zurichna.com

Excess Select Crime Insurance Policy Declarations



ZURICH

Fidelity and Deposit Company of Maryland
1299 Zurich Way
Schaumburg, Illinois 60196-1056
a stock company, hereinafter the "Underwriter"

THIS POLICY FOLLOWS THE TERMS, CONDITIONS, AND LIMITATIONS OF THE FOLLOWED POLICY. DEFINED TERMS APPEAR IN BOLD AND HAVE THE MEANING SET FORTH IN THE POLICY. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: FIB 6003464-03

Item 1. **Policyholder** and Mailing Address: Allspring Funds Trust
525 Market Street, 12th Floor
San Francisco, CA 94105

Item 2. Limit of Insurance: $20,000,000

Item 3. **Underlying Insurance**:

A. **Followed Policy**:

Insurer	Policy Number	Limit of Insurance	Deductible
Great American Insurance Company	FS 5177601 19 00	$20,000,000	$50,000

B. Other Policy(ies):

Insurer	Policy Number	Limit of Insurance	Attachment
N/A	N/A	N/A	N/A

Item 4. **Policy Period**: From: 12:01 A.M. on 09/01/2022 To: 12:01 A.M. on 09/01/2023

Policy incepts and expires at the local time at the address shown in Item 1.

Item 5. Endorsements Effective at Inception: See Attached Schedule of Forms and Endorsements

Item 6. Notice to Underwriter:

A. Address for Notice of Claim or Potential Claim
Attn: Zurich North America-MSG Claims
P.O. Box 968041 Schaumburg, IL
60196-8041 FAX: 866255-2962
Email: msgclms@zurichna.com

B. Address for All Other Notices
Attn: Northeast, Mase & West Region
Underwriting Regional
300 S. Riverside Plaza
Chicago, IL 60606
Email: NEsubmissions@zurichna.com

Item 7. Premium: $52,470

Form and Endorsement Schedule



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 6003464-03	09/01/2022	09/01/2023	09/01/2022	----	----

Policyholder: Allspring Funds Trust

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A CW	06/11	
Notice of Disclosure for Agent & Broker Compensation	U-GU-874-A CW	06/11	
Important Notice- In Witness Clause	U-GU-319-F	01/09	
Excess Select Crime Insurance Policy Declarations	U-CRXS-D-100-A CW	05/16	
Excess Select Crime Insurance Policy	U-CRXS-100-A CW	05/16	
California Amendatory Endorsement	U-CRXS-136-A CA	05/16	01
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	02

Excess Select Crime Insurance Policy



In consideration of payment of the premium and in reliance upon the statements made and information furnished to the Underwriter and to the Insurers of the **Underlying Insurance**, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations, limitations, conditions, provisions, and other terms of this Policy (including any endorsements hereto), the Underwriter, the **Policyholder** and the **Insureds** agree as follows:

I. INSURING CLAUSE

The Underwriter shall provide the **Insureds** with insurance coverage during the **Policy Period** excess of the **Underlying Insurance**. Coverage under this Policy shall attach only after:

A. all the Limit(s) of Insurance of the **Underlying Insurance** have been exhausted solely as a result of the actual payment of covered loss(es); or

B. the **Insured** and/or any other insurer(s), entity(ies), or individual(s) on behalf of the **Insured** has paid up to the full Limits of Insurance for covered loss(es), and satisfied any applicable deductible or retention amount(s) of the **Underlying Insurance**, if any **Underlying Insurance** fails to pay covered loss(es).

Coverage under this Policy shall apply in conformance with and subject to the limitations, conditions, provisions, and other terms of the **Followed Policy**. In no event shall coverage under this Policy be broader than coverage under any **Underlying Insurance**.

In the event of exhaustion of all the Limits of Insurance of the **Underlying Insurance** solely as a result of the payment of covered loss(es), this Policy shall continue in force as primary or governing insurance excess of the applicable deductible or retention amount(s) of the **Underlying Insurance**, which shall be applied to any subsequent covered loss as specified in the **Followed Policy**.

II. DEFINITIONS

When used in this Policy, the terms below are defined as follows:

A. **Insured**, either singular or plural, means the **Policyholder** and those organizations designated as insureds under the **Followed Policy**.

B. **Policyholder** means the organization designated in Item 1. of the Declarations of this Policy.

C. **Policy Period** means the period of time specified in Item 4. of the Declarations of this Policy.

D. **Followed Policy** means the policy or bond, including any endorsements or riders, designated in Item 3.A. of the Declarations of this Policy.

E. **Underlying Insurance** means all of the policy(ies) or bonds, including any endorsements or riders, designated in Item 3. of the Declarations of this Policy.

III. LIMIT OF INSURANCE

The amount set forth in Item 2. of the Declarations shall be the Underwriter's maximum liability for any one loss under this Policy covered by the **Underlying Insurance** in effect during the **Policy Period**.

Any coverage under the **Underlying Insurance** that provides a Limit of Insurance that is less than the Limit of Insurance stated in Item 3. of the Declarations for such **Underlying Insurance** ("Sublimit of Insurance") shall not trigger coverage under this Policy upon exhaustion of the Sublimit of Insurance; provided, however, any actual payment of covered loss(es) made under any **Underlying Insurance** on account of any loss for which coverage is subject to a Sublimit of Insurance shall be recognized by the Underwriter as reducing the Limit(s) of Insurance designated in Item 3. of the Declarations.

IV. CONDITIONS

A. Reporting and Notice – As a condition precedent to exercising any rights under this Policy, the **Policyholder** shall give the Underwriter written notice of any loss or of an occurrence which may become a loss and proof of loss under this Policy or any **Underlying Insurance** in the same manner required by the terms and conditions of the **Followed Policy**. Notwithstanding the foregoing, notice to the insurer(s) of any **Underlying Insurance** does not constitute notice to the Underwriter. Written notice of loss shall be provided to the Underwriter at the address set forth in Item 6.A. of the Declarations.

The Underwriter shall be given notice in writing to the address set forth in Item 6.B. of the Declarations as soon as practicable in the event of (i) termination of any **Underlying Insurance**, (ii) any additional or return premiums charged or allowed in connection with any **Underlying Insurance**, or (iii) any alteration of any provision of any **Underlying Insurance**.

B. Alteration – No change in, modification of, or assignment of interest under this Policy shall be effective except when made by endorsement to this Policy by an authorized representative of the Underwriter. To the extent any **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented to in writing.

C. Maintenance of **Underlying Insurance** – As a condition precedent to coverage under this Policy, the **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers. To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Insurance of any such **Underlying Insurance**.

D. Claim Participation – The Underwriter may, at its sole discretion, elect to participate in the investigation, defense or settlement of any claim covered by this Policy even if the **Underlying Insurance** has not been exhausted and the **Insured** shall give the Underwriter such information and cooperation as it may reasonably require.

E. Subrogation/Recoveries – In the event of any payment under this Policy, the Underwriter shall be subrogated to all the **Insured's** rights of recovery against any person or organization to the extent of such payment, and the **Insured** shall execute and deliver agreements, instruments and papers that are requested and do whatever is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the insurers of any **Underlying Insurance** to the extent of actual payments, the balance shall be paid to the **Policyholder**. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

Endorsement # 01

California Amendatory Endorsement



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 6003464-03	09/01/2022	09/01/2023	09/01/2022	----	----

Policyholder: Allspring Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

For purposes of this endorsement, all terms in bold below shall have the meaning provided in the Declarations and Policy. The following section is added to the Policy:

V. POLICY TERMINATION, NONRENEWAL AND CONDITIONAL RENEWAL

    A. Cancellation

        1. This Policy may be canceled by the **Policyholder** by surrender thereof to the Underwriter or any of its authorized representatives, or by mailing to the Underwriter written notice stating when, thereafter, cancellation shall be effective.

        2. The Underwriter may cancel this Policy. If the Underwriter cancels because of non-payment of premium, the underwriter will mail or deliver to the **Policyholder** at the address shown on the Policy not less than ten (10) days advance written notice when the cancellation is to take effect. If Underwriter cancels for any other reason, The Underwriter will mail or deliver to the **Policyholder** not less than ninety (90) days advance written notice stating the reason(s) for the cancellation and stating when the cancellation is to take effect. Mailing or delivery of the notice of cancellation to the **Policyholder** shall be deemed to have been given to all **insureds**.

        a. If this Policy has been in effect for less than sixty (60) days and is not a renewal of a policy the Underwriter issued, the Underwriter may cancel this Policy for any reason.

        b. If this Policy has been in effect for sixty (60) days or more, or if this Policy is a renewal of a policy the Underwriter issued, the Underwriter may cancel this Policy for one or more of the following reasons:

            (1) non-payment of premium, including payment due on a prior policy the Underwriter issued and due during the current policy term covering the same risks;

            (2) discovery of fraud or material misrepresentation by any **Policyholder** or his or her representative in obtaining this insurance or in pursuing a claim under this Policy;

            (3) a judgment by a court or an administrative tribunal that the **Policyholder** has violated a California or Federal law, having as one of its necessary elements an act which materially increases any of the risks insured against;

            (4) discovery of willful or grossly negligent acts or omissions, or of any violations of state laws or regulations establishing safety standards, by the **Policyholder** or his or her representative, which materially increase any of the risks insured against;

            (5) failure by the **Policyholder** or his or her representative to implement reasonable loss control requirements, agreed to as a condition of policy issuance, or which were conditions precedent to the

Underwriter's use of a particular rate or rating plan, if that failure materially increases any of the risks insured against;

(6) a determination by the Commissioner of Insurance that the loss of, or changes in, the Underwriter's reinsurance covering all or part of the risk would threaten the Underwriter's financial integrity or solvency;

(7) a determination by the Commissioner of Insurance that continuation of the policy coverage would place the Underwriter in violation of California law or the laws of the state where the Underwriter is domiciled or threaten the Underwriter's solvency;

(8) a change by the **Policyholder** or his or her representative in the activities or property of the commercial or industrial enterprise, which results in a materially added, increased or changed risk, unless the added, increased, or changed risk is included in the Policy;

(9) a material change in limits, type or scope of coverage, or exclusions in one or more of the underlying policies;

(10) Cancellation or nonrenewal of one or more of the underlying policies where such policies are not replaced without lapse; or

(11) a reduction in financial rating or grade of one or more insurers, insuring one or more underlying policies based on an evaluation obtained from a recognized financial rating organization.

c. If the Underwriter cancels for non-payment of premium, the **Policyholder** may continue coverage and avoid the effect of cancellation by payment in full at any time prior to the effective date of cancellation.

3. In the event of cancellation, the Underwriter shall refund the unearned premium computed pro rata.

B. Nonrenewal

1. If the Underwriter elects not to renew this Policy, the Underwriter shall send written notice of nonrenewal at least sixty (60) days, and not more than one hundred twenty (120) days, prior to expiration. Such written notice shall set forth the reason for non-renewal.

2. The Underwriter need not provide notice of nonrenewal if:

a. the transfer or renewal of a policy, without any changes in terms, conditions, or rates, is between the Underwriter and a member of the Underwriter's insurance group;

b. the Policy has been extended for ninety (90) days or less, provided that notice has been given in accordance with paragraph B.1. above;

c. the **Policyholder** has obtained replacement coverage, or has agreed, in writing, within sixty (60) days of the termination of the Policy, to obtain that coverage;

d. the Policy is for a period of no more than sixty (60) days and the **Policyholder** is notified at the time of issuance that it will not be renewed;

e. the **Policyholder** requests a change in the terms or conditions or risks covered by the Policy within sixty (60) days of the end of the Policy;

f. the Underwriter has made a written offer to the **Policyholder**, in accordance with paragraph 1., to renew the Policy under changed terms or conditions or at a changed premium rate.

C. Conditional Renewal

If the Underwriter elects to renew this Policy subject to: (i) an increase in premium or twenty-five percent (25%) or more; (ii) a reduction in the Limit of Liability; (iii) an increase in the Self-Insured Retention; or (iv) an elimination of coverage; the Underwriter shall mail written notice of the change(s) to the **Policyholder** at least sixty (60) days before the expiration date of the Policy and not more than one hundred twenty (120) days.

All other terms, conditions, provisions and exclusions of this Policy remain the same.



SANCTIONS EXCLUSION ENDORSEMENT

Policyholder: Allspring Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED



Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.



September 27, 2022
David Hartnell
Willis Towers Watson MIdwest
8400 Normandale Lake Blvd
Minneapolis, MN 55437

 **Berkley Crime** Inc
a division of Berkley Financial Specialists
| a Berkley Company

Re: Allspring Funds Trust   Policy # BFIV-45001759-27

Dear David,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

     Ms. Megan Manogue
     Vice President, Chief Claims Officer
     901 Dulaney Valley Road, Suite 708
     Towson, Maryland 21204
     Phone (toll free): (866) 539-3995, Option 3
     Fax (toll free): (866) 915-7879
     E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

George Pierce
Vice President - Underwriting
gpierce@berkleycrime.com



Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

PRODUCER

David Hartnell
Willis Towers Watson MIdwest Inc
8400 Normandale Lake Blvd
Minneapolis, MN 55437
(763) 302-7176

Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:
475 Steamboat Road
Greenwich, CT 06830

Issuing Office:
29 South Main Street, Suite 308
West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45001759-27	**PRIOR POLICY NUMBER**	BFIV-45001759-26
NAMED INSURED	Allspring Funds Trust		

MAILING ADDRESS 525 Market Street 12th Floor
San Francisco, CA 94105

POLICY PERIOD 9/01/2022 to 9/01/2023
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

 a) would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

 b) for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier's expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier's expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$20,000,000 excess of $40,000,000 plus deductible

AGGREGATE LIMIT:

UNDERLYING COVERAGE:

Carrier:	Great American Insurance Company
Limit of Liability:	$20,000,000
Deductible:	$50,000
Policy Number:	FS 517-76-01-19-00
Policy Period:	09/01/2022 to 09/01/2023

Carrier:	Fidelity and Deposit Company of Maryland
Limit of Liability:	$20,000,000 excess of $20,000,000 plus deductible
Policy Number:	FIB 6003464-03
Policy Period:	09/01/2022 to 09/01/2023

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page

BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45001759-26

the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.





_____
Ira S. Lederman
Director, Senior Vice President and Secretary

_____
W. Robert Berkley, Jr.
Director and President

POLICY NUMBER: BFIV-45001759-27
NAMED INSURED: Allspring Funds Trust
EFFECTIVE DATE: 09/01/2022
DATE OF ISSUANCE: 09/27/2022

BAP 90 00 11 13
ENDORSEMENT #: 1
EXPIRATION DATE: 09/01/2023

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:	
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC) EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States**.**



Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

Berkley Crime

29 South Main Street, 3rd Floor | West Hartford, CT 06107 | 844.44.CRIME

Berkleycrime.com



POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX



DECLARATIONS

NAMED INSURED AND ADDRESS	Allspring Funds Trust 525 Market Street, 12th Floor SAN FRANCISCO, CA 94105
BROKER OF RECORD	Willis Towers Watson Midwest, Inc. [Bloomington-Minneapolis] 8400 Normandale Lake Blvd. Bloomington, MN 55437

INSURER	AXIS Insurance Company (Admitted) 111 South Wacker Drive, Suite 3500 Chicago, IL 60606 (866) 259-5435 ***A Stock Insurer***
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000178007-03 *Renewal of: P-001-000178007-02*
POLICY PERIOD	Effective Date: 09/01/2022 Expiration Date: 09/01/2023 *Both dates at 12:01 a.m. at the Named Insured's address stated herein.*

TOTAL POLICY PREMIUM	**$23,547.00**
MINIMUM EARNED PREMIUM *(percentage of Total Policy Premium)*	N/A

SURCHARGE / TAX *(included in Total Policy Premium)*	N/A

POLICY LIMITS OF INSURANCE	
Single Loss Limit	**$10,000,000 excess of $80,000,000**



SCHEDULE OF UNDERLYING INSURANCE	

PRIMARY (FOLLOWED POLICY)	
Coverage Description	Investment Company Bond
Insurer	Great American Insurance Company
Policy Number	FS 517-76-01-19-00
Single Loss Limit of Insurance	$20,000,000
Retention	$50,000

FIRST EXCESS	
Insurer	Fidelity and Deposit Company of Maryland
Policy Number	FIB 6003464-03
Single Loss Limit of Insurance	$20,000,000 excess of $20,000,000

SECOND EXCESS	
Insurer	Berkley Regional Insurance Company
Policy Number	BFIV-45001759-27
Single Loss Limit of Insurance	$20,000,000 excess of $40,000,000

THIRD EXCESS	
Insurer	Federal Insurance Company
Policy Number	82183333
Single Loss Limit of Insurance	$20,000,000 excess of $60,000,000



NOTICES TO INSURER	
Send Notice of Claims To:	*Send All Other Notices And Inquiries To:*
AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 746-9444



SCHEDULE OF FORMS & ENDORSEMENTS	
Policyholder Notices and Policy Forms	**Form Number and Edition Date**
Policyholder Notice - Economic And Trade Sanctions	AXIS 906 0316
AXIS Excess Insurance Policy	AXIS 1010302 0817
Signature Page	AXIS 102AIC 0615

	Endorsements	**Form Number and Edition Date**
1	Definitions Added - Sublimit Or Sublimited Endorsement	AXIS 1011683 0121
2	Liberalization - Expiring Policy Endorsement	AXIS 156 0417
3	NOT FOLLOW SPECIFIED COVERAGE ENDORSEMENT	AXIS 101 0338 08-17



In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Named Insured**, on behalf of all **Insureds**, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the **Underlying Insurance** in conformance with all provisions of the **Followed Policy**. Liability shall attach to the Insurer only after the full amount of the applicable **Underlying Limit**, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the **Underlying Insurance**, the **Insureds**, or others on behalf of the **Insureds**, in any combination, in accordance with the terms of the **Underlying Insurance**.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the **Followed Policy**.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A.   Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the **Followed Policy**.

B.   This Policy shall not apply to any coverage under the **Followed Policy** that is subject to a sublimit of insurance in any **Underlying Insurance**, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the **Underlying Limit** by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C.   The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.   All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E.   The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery; provided, however, the failure of an **Insured** to comply with such request shall not be imputed to any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.



SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Secretary

Andrew Weissert, Secretary

President

Carlton W. Maner, President


Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 09/01/2022	P-001-000178007-03	N/A

DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT

It is agreed that a new definition is added as follows:

Wherever the following words appear in the policy, whether in bold or unbolded, they shall have the following meaning:

Sublimit or **sublimited** means any limit that is:

1. part of and erodes another limit of insurance; or

2. not part of and does not erode the policy aggregate limit of insurance; or

3. less than the highest Limit of Insurance of the **Followed Policy** set forth in the Schedule of Underlying Insurance, where this Policy does not have any applicable policy aggregate limit of insurance; or

4. not a monetary limit of insurance.

All other provisions of the policy remain unchanged.


Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
2	12:01 a.m. on 09/01/2022	P-001-000178007-03	N/A

LIBERALIZATION – EXPIRING POLICY ENDORSEMENT

It is agreed that:

The standard provisions contained in this Policy are not intended to narrow the scope of coverage that was provided to the **Insureds** under similar standard provisions contained in the previous policy issued by the Insurer to the **Insureds** (Expiring Policy). Accordingly, if any form included in this Policy would apply to narrow the terms and conditions of the prior edition of such form, then the broader terms and conditions of such prior form will apply to this Policy.

All other provisions of the Policy remain unchanged.



Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
3	12:01 a.m. on 09/01/2022	P-001-000178007-03	N/A

NOT FOLLOW SPECIFIED COVERAGE ENDORSEMENT

It is agreed that this Policy shall not follow, and coverage under this Policy shall not apply in conformance with, any coverage listed below provided in the **Followed Policy**:

Insuring Agreement G, H, I, K, and other sub-limited insuring agreements of the **FollowedPolicy**

For purposes of determining when this Policy attaches, the Insurer shall recognize amounts paid under such coverage as reducing the applicable **Underlying Limit** by such amounts.

All other provisions of the Policy remain unchanged.

Notification

CHANGE TO INSURER'S ADDRESS

Please be advised that all references to the address 175 Water Street, New York, NY 10038 contained in the Policy, Policy Declarations, riders, endorsements, and Policy notices are hereby deleted in their entirety and replaced with the following: 1271 Ave of the Americas FL 37, New York, NY 10020-1304

All other terms and conditions of the Policy remain the same.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.



AIG

National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock company

Policy Number: 01-540-37-92 Replacement of: 01-582-31-91

EXCESS EDGE ®

NOTICES: Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder: Policyholder	Allspring Funds Trust
Address:	525 MARKET STREET, 12TH FLOOR SAN FRANCISCO, CA 94105-2712
Policyholder Domicile:	California
Insurer Address:	175 Water Street New York, NY 10038
Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225

Limit of Liability:	$ 20,000,000
Total Underlying Limits:	$ 90,000,000
Policy Period: From:	September 1, 2022
To:	September 1, 2023
Premium:	$ 41,640
	^^

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
	PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM			

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address**. Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: PLEASE SEE ATTACHED SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM.

1331340

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa. (the **"Insurer"**) and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

LIMIT OF LIABILITY

NOTICES

Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RIGHTS

The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warrant ies, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

RELIANCE

CHANGES

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



| PRESIDENT | AUTHORIZED REPRESENTATIVE | SECRETARY |

| COUNTERSIGNATURE (WHERE REQUIRED BY LAW) | DATE | COUNTERSIGNATURE LOCATION |

WILLIS TOWERS WATSON MIDWEST, INC 8400
NORMANDALE LAKE BLVD
SUITE 1700
BLOOMINGTON, MN 55437
1331340

SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM

In consideration of the premium charged, it is hereby understood and agreed that the Declarations are amended as follows:

1. To delete the stated **SCHEDULE OF UNDERLYING COVERAGE** in its entirety and replace it with the following:

SCHEDULE OF UNDERLYING COVERAGE			
Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
* *Great American Insurance Company*	*FS 517-76-01-19-00*	*$20,000,000 Primary*	*09/01/2022 to 09/01/2023*
Fidelity and Deposit Company of Maryland	*FIB 6003464-03*	*$20,000,000 Excess of $20,000,000*	*09/01/2022 to 09/01/2023*
Berkley Regional Insurance Company	*BFIV-45001759-27*	*$20,000,000 Excess of $40,000,000*	*09/01/2022 to 09/01/2023*
Federal Insurance Company	*82183333*	*$20,000,000 Excess of $60,000,000*	*09/01/2022 to 09/01/2023*
AXIS Insurance Company	*P-001-000178007-03*	*$10,000,000 Excess of $80,000,000*	*09/01/2022 to 09/01/2023*

2. To delete the Definition of **"Followed Policy"** and replace it with the following:

"Followed Policy" means the policy in the Schedule with an "*" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: Standard Great American Investment Company

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

1331340

ENDORSEMENT# ***1***

This endorsement, effective ***12:01 AM*** ***September 1, 2022*** forms a part of policy number ***01-540-37-92***
issued to ***Allspring Funds Trust***

by ***National Union Fire Insurance Company of Pittsburgh, Pa.***

FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1. The NOTICES appearing above the Declarations are deleted in their entirety and replaced with the following:

   NOTICES: Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2. The "LIMIT OF LIABILITY" Clause is deleted in its entirety and replaced with the following:

   LIMIT OF LIABILITY The **Limit of Liability** is the limit of the **Insurer's** liability for all coverage under this policy.

3. The "RELIANCE" Clause is deleted in its entirety and replaced with the following:

   RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy.

If any **Underlying Limits** are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any **Underlying Policy** and such payments shall apply toward the exhaustion of the **Underlying Limits**.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 001

ENDORSEMENT#   *2*

This endorsement, effective at   *12:01 AM   September 1, 2022*   forms a part of
Policy number *01-540-37-92*
Issued to: *Allspring Funds Trust*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Excess Edge*

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 002

119679 (9/15)   Page 1 of 1

This endorsement, effective **12:01 AM**   **September 1, 2022**   forms a part of
policy number   **01-540-37-92**
issued to **Allspring Funds Trust**

by   **National Union Fire Insurance Company of Pittsburgh, Pa.**

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY – ADMITTED
103496	11/09	SCHEDULE OF UNDERLYING COVERAGE AND FOLLOWED POLICY ADDENDUM
110996	03/12	FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 003



CLAIM REPORTING FORM

Issuing Company: **National Union Fire Insurance Company of Pittsburgh, Pa.**

Reported under Policy/Bond Number: **01-540-37-92**   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page) Insured's

Name, as given on Policy Declarations (Face Page):

Allspring Funds Trust

_____

_____

Contact Person: _____

Title: _____

Phone: (_____)_____-_____Ext_____

eMail: _____@_____

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: **WILLIS TOWERS WATSON MIDWEST, INC**

Address: **8400 NORMANDALE LAKE BLVD, SUITE 1700**

Address: **BLOOMINGTON, MN 55437**

Contact: **LISA LOUGHLIN**   Phone: _____

eMail: **ciara.moloney@wtwco.com**

Send Notice of Claims to: AIG   Phone: (888) 602- 5246
                                   Financial Lines Claims   Fax: (866) 227- 1750
                                   P.O. Box 25947   Email: c- Claim@AIG.com
                                   Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: ***National Union Fire Insurance Company of Pittsburgh, Pa.***

Reported under Policy/Bond Number: ___01-540-37-92___

Date of Discovery: _____   Estimated Amount of loss: _____

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/ Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
Other	_____	if Other, describe:	_____

Send Notice Of Claims To: AIG   Phone: (888) 602- 5246
                              Financial Lines Claims   Fax: (866) 227- 1750
                              P.O. Box 25947   Email: c- Claim@AIG.com
                              Shawnee Mission, KS 66225

centralized Customer Link and Information Management





Fidelity / Crime

800-545-4269

GAIG.com

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

IMPORTANT INFORMATION TO POLICYHOLDERS
CALIFORNIA

TO OBTAIN INFORMATION OR TO MAKE A COMPLAINT

In the event you need to contact someone about this Policy for any reason please contact your agent. If you have additional questions, you may contact the insurance company issuing this Policy at the following address and telephone number:

Great American Insurance Group
Administrative Offices
301 East 4th Street
Cincinnati, OH 45202

Or you may call the toll-free telephone number for information or to make a complaint at:

1-800-972-3008

If you have a problem with your insurance company, its agent or representative that has not been resolved to your satisfaction, please call or write to the Department of Insurance.

California Department of Insurance
Consumer Services Division
300 South Spring Street, South Tower
Los Angeles, California 90013

1-800-927-4357
213-897-8921 (if calling from within the Los Angeles area)
1-800-482-4833 (TDD Number)

Written correspondence is preferable so that a record of your inquiry can be maintained. When contacting your agent, company or the Bureau of Insurance, have your Policy Number available.

ATTACH THIS NOTICE TO YOUR POLICY

This notice is for information only and does not become a part or condition of the attached document.

SDM-705 (Ed. 11/08)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY
(herein called UNDERWRITER)

Bond No.:   FS 2045990 12 00

Named Insured: Allspring Funds Trust

(herein called Insured)

Address: 525 Market Street, 12th Floor
San Francisco, CA 94105

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item **3.** below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in Item **3.,** and

(b) for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's(s) liability.

Item **1.**   Bond Period: from 12:01 a.m. on   09/01/2022   to 12:01 a.m. on 09/01/2023
(inception)   (expiration)

Item **2.**   Single Loss Limit of Liability at Inception: $ 12,500,000

Item **3.**   Underlying Coverage Schedule:

A)   Company: Great American Insurance Company
Single Loss Limit: $ 20,000,000
Deductible Amount: $ 50,000
Bond Number: FS 517-76-01-19-00
Bond Period: from 12:01 a.m. on 09/01/2022 to 12:01 a.m. on 09/01/2023

B)   Company: Fidelity and Deposit Company of Maryland
Single Loss Limit: $ 20,000,000
Attachment Point: $ 20,000,000
Bond Number: FIB 6003464-03
Bond Period: from 12:01 a.m. on 09/01/2022 to 12:01 a.m. on 09/01/2023

C)   Company: Berkley Regional Insurance Company

         Single Loss Limit: $ 20,000,000

         Attachment Point: $ 40,000,000

         Bond Number: BFIV-45001759-27

         Bond Period: from 12:01 a.m. on 09/01/2022 to 12:01 a.m. on 09/01/2023

D)   Company: Federal Insurance Company

         Single Loss Limit: $ 20,000,000

         Attachment Point: $ 60,000,000

         Bond Number: 82183333

         Bond Period: from 12:01 a.m. on 09/01/2022 to 12:01 a.m. on 09/01/2023

E)   Company: Axis Insurance Company

         Single Loss Limit: $ 10,000,000

         Attachment Point: $ 80,000,000

         Bond Number: P-001-000178007-03

         Bond Period: from 12:01 a.m. on 09/01/2022 to 12:01 a.m. on 09/01/2023

F)   Company: National Union Fire Insurance Company of Pittsburgh, PA.

         Single Loss Limit: $ 20,000,000

         Attachment Point: $ 90,000,000

         Bond Number: 01-540-37-92

         Bond Period: from 12:01 a.m. on 09/01/2022 to 12:01 a.m. on 09/01/2023

Item **4.**   Coverage provided by this Bond is subject to the following attached Rider(s): 1-2.

Item **5.**   By acceptance of this Bond, you give us notice canceling prior Bond No. FS 2045990 11, the cancellation to be effective at the same time this Bond become effective.

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of **Financial Institution Excess Follow Form Certificate**

Bond No.: FS 2045990 12 00

In favor of: Allspring Funds Trust

It is agreed that:

1. Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

RIDER NO. 2

CALIFORNIA PREMIUM RIDER

To be attached to and form part of **Financial Institution Excess Follow Form Certificate**

Bond No.:   FS 2045990 12 00

In favor of: Allspring Funds Trust

It is agreed that:

1. In compliance with the ruling of the Commission of Insurance of the State of California and the opinion of the Attorney General of that State requiring that the premium for all Bonds or Policies be endorsed thereon, the basic premium charged for the attached bond for the Bond Period:

From: 09/01/2022

To: 09/01/2023

Is: Twenty Five Thousand Six Hundred Sixty Eight and 00/100 Dollars
         $25,668.00

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2022 standard time.

FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT   SECRETARY



PO Box 2950
Hartford, CT 06104-2950

October 4, 2022

ALLSPRING FUNDS TRUST
525 MARKET STREET, 12TH FLOOR
SAN FRANCISCO, CA 94105

Re: Important Information about <u>Claims Information Line</u>

Dear ALLSPRING FUNDS TRUST

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured's rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
P.O. Box 2950
Hartford, Connecticut 06104-2950

(866) 904.8348



TRAVELERS

SelectOne+®

Excess Bond Coverage Declarations

POLICY NO. 106794086

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1 THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
ALLSPRING FUNDS TRUST

Principal Address:
525 MARKET STREET, 12TH FLOOR
SAN FRANCISCO, CA 94105

(herein called Insured).

ITEM 2 EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: **September 01, 2022** Expiration Date: **September 01, 2023**

12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to **SECTION 5. EXCESS BOND COVERAGE PERIOD** of the ***TERMS, CONDITIONS AND LIMITATIONS*** of this Excess Bond Coverage.

ITEM 3 ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com

Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4 LIMIT OF INSURANCE:

A. SINGLE LOSS LIMIT OF INSURANCE: $12,500,000

B. AGGREGATE LIMIT OF INSURANCE: Not Applicable

ITEM 5   SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy					
Great American Insurance Company	**FS 517-76-01-19-00**	**09/01/2022 to 09/01/2023**	**$20,000,000**	**N/A**	**$50,000**
B. Other Underlying Insurers					
Fidelity and Deposit Company of Maryland	**FIB 6003464-03**	**09/01/2022 to 09/01/2023**	**$20,000,000**	**N/A**	**N/A**
Berkley Regional Insurance Company	**BFIV-45001759-27**	**09/01/2022 to 09/01/2023**	**$20,000,000**	**N/A**	**N/A**
Federal Insurance Company	**8218-3333**	**09/01/2022 to 09/01/2023**	**$20,000,000**	**N/A**	**N/A**
Axis Insurance Company	**P-001-000178007-03**	**09/01/2022 to 09/01/2023**	**$10,000,000**	**N/A**	**N/A**
National Union Fire Insurance Company of Pittsburgh, Pa	**01-540-37-92**	**09/01/2022 to 09/01/2023**	**$20,000,000**	**N/A**	**N/A**
Great American Insurance Company	**FS 2045990 12 00**	**09/01/2022 to 09/01/2023**	**$12,500,000**	**N/A**	**N/A**

C.   TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is **$122,500,000** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.   TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is **Not Applicable** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

ITEM 6   SUBJECT TO THE DECLARATIONS, *INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS*, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

Insurer's Name: **Great American Insurance Company**
Bond or Policy Number: **FS 517-76-01-19-00**
Policy Period: From: **September 01, 2022**   To: **September 01, 2023**
Except as provided below:

None

ITEM 7	**PREVIOUS BONDS OR POLICIES:**

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 8	**FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:**

XSB-3001-0112; XSB-19001-0315

PRODUCER INFORMATION:
WTW MIDWEST INC
8400 NORMANDALE LAKE BLVD
STE 1700
BLOOMINGTON, MN 55437

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President   Corporate Secretary

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1.   UNDERLYING COVERAGE

A.   The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B.   In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.   If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D.   Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.   Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2.   LIMIT OF INSURANCE

A.   Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

B. The Company's maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company's maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C. Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3.   JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4.   NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

C. Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D. Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5. EXCESS BOND COVERAGE PERIOD

A. The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B. The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6. SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7. CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A. after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B. immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C. immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond

It is agreed that:

The following sections are added to TERMS, CONDITIONS AND LIMITATIONS:

UNLICENSED INSURANCE

A.　This Excess Bond Coverage does not apply to loss sustained by an Insured domiciled in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

B.　In the event an Insured sustains loss referenced in A. above to which this Excess Bond Coverage would have applied, the Company will reimburse the first named Insured for its loss, on account of its Financial Interest in such Insured. As a condition precedent to such reimbursement, or exercising rights under this Excess Bond Coverage, the first named Insured will cause such Insured to comply with the conditions of this Excess Bond Coverage.

C.　The term Financial Interest as used in this Excess Bond Coverage shall mean the insurable interest of the first name Insured in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured's:

1.　ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured's board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

2.　indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

3.　election or obligation to obtain insurance for such Insured.

SANCTIONS

This Excess Bond Coverage will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106794086**

WILLIS TOWERS WATSON MIDWEST INC
ATTN: Ciara Moloney
8400 NORMANDALE LAKE BLD
MINNEAPOLIS, MN 55437

INSURED: ALLSPRING FUNDS TRUST
PRODUCT: *DFIBond*
POLICY NO: 82183333
TRANSACTION: RENL

Chubb Group of Insurance Companies

202B Hall's Mill Road

Whitehouse Station, NJ 08889

DECLARATIONS

FINANCIAL INSTITUTION

EXCESS BOND FORM E

NAME OF ASSURED:

ALLSPRING FUNDS TRUST

525 MARKET STREET, 12TH FLOOR

SAN FRANCISCO, CA 94105

Bond Number: 82183333

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana,

a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on September 1, 2022

 to 12:01 a.m. on September 1, 2023

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $20,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $ 20,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 60,050,000

ITEM 5. PRIMARY BOND:

Insurer:	Great American Insurance Company
Form and Bond No.	FS 5177601 19 00
Limit	$ 20,000,000
Deductible:	$ 50,000
Bond Period	09/01/2022 – 09/01/2023

Insurer:	Fidelity and Deposit Company of Maryland
Form and Bond No.	FIB 6003464-03
Limit	$ 20,000,000
Deductible:	$ 20,000,000
Bond Period	09/01/2022 – 09/01/2023

Insurer:	Berkley Regional Insurance Company
Form and Bond No.	BFIV -45001759-27
Limit	$ 20,000,000
Deductible:	$ 40,000,000
Bond Period	09/01/2022 – 09/01/2023

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND

DOES NOT DIRECTLY OR INDIRECTLY COVER:

Any sublimited coverages

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

$40,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-4

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized
officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.



Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92) Page 1 of 2

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a.   The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b.   The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A.   If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B.   The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To

C.   The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or

Defend
damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

*Notice To Company Of
Legal Proceedings Against
Assured - Election To
Defend
(continued)*

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond.

The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:
      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or
      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or
      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or
      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

Aggregate Limit Of Liability

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

*Subrogation-Assignment-
Recovery*

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery *(continued)*	Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall: a. submit to examination by the COMPANY and subscribe to the same under oath, and b. produce for the COMPANY'S examination all pertinent records, and c. cooperate with the COMPANY in all matters pertaining to the loss. The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6. This bond terminates as an entirety on the earliest occurrence of any of the following: a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or d. immediately on the dissolution of the ASSURED, or e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or f. immediately on expiration of the BOND PERIOD, or g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity	7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations

(continued)

Change Or Modification
Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department
300 South Spring Street
Los Angeles, CA 90012
1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Page 1 of 1

Effective date of
this endorsement/rider: September 1, 2022   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and

form a part of Policy No. 82183333

Issued to: ALLSPRING FUNDS TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.



14-02-9228 (2/2010)

Page 1

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 82183333

NAME OF ASSURED: ALLSPRING FUNDS TRUST

PREMIUM ENDORSEMENT

It is agreed that:
1. The premium for this bond for the period September 1, 2022 to September 1, 2023 is:

     Premium: Fifty Thousand Three Hundred Ninety Five Dollars ($50,395.00)
2. It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2022



Effective date of
this endorsement/rider: September 1, 2022

FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 3
To be attached to and
form a part of Bond No. 82183333

Issued to: ALLSPRING FUNDS TRUST

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1. Section 6, Termination of this Bond, is hereby amended to provide continued coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as the ASSURED during the Bond Period. Coverage shall be provided for a maximum of 365 days from the date the Registered Management Investment Company or Mutual Fund named as an ASSURED is closed or dissolved, as long as, coverage is renewed with FEDERAL INSURANCE COMPANY (hereinafter referred to as the "Company").

2. If for any reason this Bond is cancelled as an entirety or non-renewed with the Company the granting of 365 days of coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as an ASSURED shall be immediately terminated.

3. The first named ASSURED noted on the Declarations of this Bond is required to provide an updated listing of all required named Assureds and their active status upon the expiration of each BOND PERIOD.

4. This Endorsement shall not apply to any named ASSURED that is not a Registered Management Investment Company or Mutual Fund.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.



Q11-1667 (09/2019)

Page 1 of 1

Effective date of
this endorsement/rider: September 1, 2022   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 4

To be attached to and

form a part of Policy No. 82183333

Issued to: ALLSPRING FUNDS TRUST

PRO RATA CANCELLATION ENDORSEMENT

In consideration of the premium charged, it is agreed that, notwithstanding anything to the contrary in the policy or any endorsements thereto, in the event that this policy is cancelled, any premium refund due to the insured shall be computed on a pro rata basis.

The cancellation will be effective even if a refund has not been made or offered.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.



14-02-19726 (12/2019)

Page 1

268508

Resolutions of the majority of the Board of Trustees ("Board") who are not "interested persons"
of the registered management investment company
(August 16-17, 2022 Board Meetings)

FUNDS TRUST
MASTER TRUST
VARIABLE TRUST
GLOBAL DIVIDEND OPPORTUNITY FUND
INCOME OPPORTUNITIES FUND
MULTI-SECTOR INCOME FUND
<u>**UTILITIES AND HIGH INCOME FUND**</u>

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby determines, with due consideration to (i) the value of the aggregate assets of the Funds to which any person may have access, (ii) the terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of securities in the Funds, and (iv) the amount of the bond and the premium of such bond, that such bond in the aggregate amount presented at this meeting of $135 million is in reasonable form and amount; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to determine an appropriate increase in the fidelity bond coverage, based on assets under management, during the policy, if necessary; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, after taking all relevant factors into consideration, including, but not limited to, (i) the number of other parties, (ii) the amount of the joint insured bond, (iii) the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties as insured, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond, hereby approves the portion of the premium to be paid by each Fund, which is a pro rata portion equal to the ratio of each Fund's net assets to the aggregate net assets of all the parties; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to negotiate the final terms of the joint fidelity bond, and to execute and deliver on behalf of each Trust any and all documents related thereto, in such form and with such changes (including final premium amount) as such Officer, in consultation with counsel, deems appropriate or advisable; and

FURTHER RESOLVED, that the Joint Fidelity Bond Allocation Agreement among Funds Trust, Master Trust, Variable Trust, Global Dividend Opportunity Fund, Income Opportunities Fund, Multi-Sector Income Fund and Utilities and High Income Fund, which provides for an equitable and proportionate share of any recovery under the joint fidelity bond, be, and it hereby is, reapproved; and

FURTHER RESOLVED, that the Officers be, and each here by is, authorized, empowered and directed to make all filings with the SEC, and to give all notices, required by paragraph (g) of Rule 17g-1 under the 1940 Act.

JOINT FIDELITY BOND
<u>ALLOCATION AGREEMENT</u>
Amended and Restated
December 16, 2021

WHEREAS, Allspring Funds Trust ("Funds Trust"), Allspring Master Trust ("Master Trust") and Allspring Variable Trust ("Variable Trust") are open-end management investment companies registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

WHEREAS, Allspring Global Dividend Opportunity Fund, Allspring Income Opportunities Fund, Allspring Multi-Sector Income Fund and Allspring Utilities and High Income Fund (the "Closed-End Funds") are closed-end management investment companies registered as such under the 1940 Act; and

WHEREAS, Funds Trust, Master Trust, Variable Trust and the Closed-End Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1(b) provides that the fidelity bond may be in the form of a joint insured bond covering Funds Trust, Master Trust, Variable Trust; and

WHEREAS, the Trustees of Funds Trust, Master Trust and Variable Trust and the Closed-End Funds, including a majority of such Trustees who are not "interested persons" (as that term is defined in the 1940 Act) have made the required determinations required by that Rule, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, Funds Trust, Master Trust, Variable Trust and the Closed-End Funds hereby agree as follows:

1.   Each of Funds Trust, Master Trust, Variable Trust and the Closed-End Funds will pay a portion of the premiums for the joint insured fidelity bond which is allocated pro rata according to the percentage each of their net assets bear to the aggregate net assets of all the insured parties.

2.   In the event recovery is received under the joint insured bond as a result of a loss sustained by two or more of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

ALLSPRING FUNDS TRUST

By: _____
     Matthew Prasse
     Secretary

ALLSPRING MASTER TRUST

By: _____
     Matthew Prasse
     Secretary

ALLSPRING VARIABLE TRUST

By: _____
     Matthew Prasse
     Secretary

ALLSPRING GLOBAL DIVIDEND OPPORTUNITY FUND

By: _____
     Matthew Prasse
     Secretary

ALLSPRING INCOME OPPORTUNITIES FUND

By: _____
     Matthew Prasse
     Secretary

ALLSPRING MULTI-SECTOR INCOME FUND

By: _____
    Matthew Prasse
    Secretary

ALLSPRING UTILITIES AND HIGH INCOME FUND

By: _____
    Matthew Prasse
    Secretary

Appendix A

**JOINT FIDELITY BOND
ALLOCATION AGREEMENT**

<u>Allspring Funds Trust</u>
100% Treasury Money Market Fund
Absolute Return Fund
Adjustable Rate Government Fund
Alternative Risk Premia Fund
Asset Allocation Fund
C&B Large Cap Value Fund
C&B Mid Cap Value Fund
California Limited-Term Tax-Free Fund
California Tax-Free Fund
Common Stock Fund
Conservative Income Fund
Core Bond Fund
Core Plus Bond Fund
Disciplined Small Cap Fund
Disciplined U.S. Core Fund
Discovery All Cap Growth Fund
Discovery Innovation Fund
Discovery Large Cap Growth Fund
Discovery Mid Cap Growth Fund
Discovery Small Cap Growth Fund
Discovery SMID Cap Growth Fund
Diversified Capital Builder Fund
Diversified Income Builder Fund
Dynamic Target Today Fund
Dynamic Target 2015 Fund
Dynamic Target 2020 Fund
Dynamic Target 2025 Fund
Dynamic Target 2030 Fund
Dynamic Target 2035 Fund
Dynamic Target 2040 Fund
Dynamic Target 2045 Fund
Dynamic Target 2050 Fund
Dynamic Target 2055 Fund
Dynamic Target 2060 Fund
Dynamic Target 2065 Fund[1]
Emerging Growth Fund
Emerging Markets Equity Fund
Emerging Markets Equity Income Fund
Global Investment Grade Credit Fund
Global Long/Short Equity Fund[2]

---

[1] On May 24, 2022 the Board of Trustees of Allspring Funds Trust approved the establishment and launch of the Allspring Dynamic Target 2065 Fund, effective on or about September 13, 2022.

[2] On August 17, 2022 the Board of Trustees of Allspring Funds Trust approved the establishment and launch of the Allspring Global Long/Short Equity Fund ("Global Fund"), as a result of the approval to adopt and merge the 361

Government Money Market Fund
Government Securities Fund
Growth Fund
Growth Balanced Fund
Heritage Money Market Fund
High Yield Bond Fund
High Yield Municipal Bond Fund
Income Plus Fund
Index Asset Allocation Fund
Index Fund
Intermediate Tax/AMT-Free Fund
International Bond Fund
International Equity Fund
Large Cap Core Fund
Large Cap Growth Fund
Large Company Value Fund
Managed Account CoreBuilder Shares – Series CP
Managed Account CoreBuilder Shares – Series EM[3]
Managed Account CoreBuilder Shares - Series M
Managed Account CoreBuilder Shares - Series SM
Minnesota Tax-Free Fund
Moderate Balanced Fund
Money Market Fund
Municipal Bond Fund
Municipal Cash Management Money Market Fund
Municipal Sustainability Fund
National Tax-Free Money Market Fund
Opportunity Fund
Pennsylvania Tax-Free Fund
Precious Metals Fund
Premier Large Company Growth Fund
Real Return Fund
Short Duration Government Bond Fund
Short-Term Bond Plus Fund
Short-Term High Yield Bond Fund
Short-Term Municipal Bond Fund
Small Cap Fund
Small Company Growth Fund
Small Company Value Fund
Special Global Small Cap Fund
Special International Small Cap Fund
Special Large Cap Value Fund
Special Mid Cap Value Fund
Special Small Cap Value Fund
Spectrum Aggressive Growth Fund

Global Long/Short Equity Fund into the Global Fund. Pending shareholder approval of the merger, the Global Fund will become effective in the fourth quarter 2022.

[3] On August 16, 2022 the Board of Trustees of Allspring Funds Trust approved the establishment and launch of the Allspring Managed Account CoreBuilder Shares – Series EM, effective in the fourth quarter 2022.

Spectrum Conservative Growth Fund
Spectrum Growth Fund
Spectrum Income Allocation Fund
Spectrum Moderate Growth Fund
Strategic Municipal Bond Fund
Treasury Plus Money Market Fund
Ultra Short-Term Income Fund
Ultra Short-Term Municipal Income Fund
U.S. Long/Short Equity Fund[4]
Utility & Telecommunications Fund
Wisconsin Tax-Free Fund

Allspring Master Trust
Bloomberg US Aggregate ex-Corporate Portfolio
C&B Large Cap Value Portfolio
Core Bond Portfolio
Disciplined International Developed Markets Portfolio
Disciplined Large Cap Portfolio
Diversified Large Cap Growth Portfolio
Emerging Growth Portfolio
Emerging Markets Bond Portfolio
Factor Enhanced Emerging Markets Equity Portfolio
Factor Enhanced International Equity Portfolio
Factor Enhanced U.S. Large Cap Equity Portfolio
Factor Enhanced U.S. Small Cap Equity Portfolio
High Yield Corporate Bond Portfolio
Investment Grade Corporate Bond Portfolio
Large Company Value Portfolio
Managed Fixed Income Portfolio
Real Return Portfolio
Small Company Growth Portfolio
Small Company Value Portfolio
Stable Income Portfolio
Strategic Retirement Bond Portfolio
U.S. REIT Portfolio

Allspring Variable Trust
VT Discovery Fund
VT Index Asset Allocation Fund
VT International Equity Fund
VT Omega Growth Fund
VT Opportunity Fund
VT Small Cap Growth Fund

Allspring Global Dividend Opportunities Fund

Allspring Income Opportunities Fund

---

[4] On August 17, 2022 the Board of Trustees of Allspring Funds Trust approved the establishment and launch of the Allspring U.S. Long/Short Equity Fund ("U.S. Fund"), as a result of the approval to adopt and merge the 361 Domestic Long/Short Equity Fund into the U.S. Fund. Pending shareholder approval of the merger, the U.S. Fund will become effective in the fourth quarter 2022.

<u>Allspring Multi-Sector Income Fund</u>

<u>Allspring Utilities and High Income Fund</u>

Appendix A Amended: September 6, 2022